Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

December 28, 2011

Item 3.	News Release

The Company’s news release dated December 28, 2011, was disseminated by Marketwire, Incorporated on December 28, 2011.

Item 4.	Summary of Material Change

The company announced that the President of the Republic of Panama recently inaugurated the electrical transmission line constructed by the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”), through Petaquilla’s community social program.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Rodrigo Esquivel, President of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated December 28, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Rodrigo Esquivel
Rodrigo Esquivel President

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

President of Panama Inaugurates Electrical Transmission Line Constructed by Petaquilla Minerals Ltd.

Vancouver, BC – December 28, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that the President of the Republic of Panama, Ricardo Martinelli, recently inaugurated the electrical transmission line constructed by the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”), through Petaquilla’s community social program. The power line runs from the Company’s Molejon gold mining project to Los Molejones, the community nearest to the project, and brings electrical power to the community for the first time.

On December 22, 2011, President Martinelli thanked the Company for providing Los Molejones with electrical energy. The President stated that, “now that the school has electricity, they can have computers and all the students can access the internet and become a part of this modern world of science and technology. I am sure this will be of great benefit to the entire community. I congratulate Petaquilla for what they are doing. I urge them to continue to expand, to continue helping the community. I have seen this company develop responsible mining as well as a great social, environmental and labour responsibility program and for this reason I am here today to offer my support to this company which has become the number one exporter of the Republic of Panama”.

Photographs and further information regarding the visit of President Martinelli can be viewed on the website of the Presidency of the Republic of Panama at www.presidencia.gob.pa.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

About Panama Desarrollo de Infraestructuras, S.A. PDI Panama is a construction company based in Panama offering mining services (exploration and resource analysis, digital topography and drilling programs, construction of temporary and permanent camps, blasting, major earthworks and mining construction), civil infrastructure, and general construction services, including the manufacture and sale of construction materials. PDI Panama’s goal is to become a key player in the mining and infrastructure sectors in the Central American and Caribbean regions.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.